September 18, 2024

Ken Ellington

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Responses to SEC review of N-CSR and Form N-1A Registration Statement filings for funds under Columbia Funds Series I (811-04367) for the year ended April 30, 2024 (the “Funds”)

Dear Mr. Ellington

This letter is in response to your comments provided telephonically on September 4, 2024 relating to the Funds’ N-CSR and N-1A filings. Your comments are set forth below, and each is followed by our response.

1.	Going forward please disclose the expiration date of any warrants held by the Funds in the Portfolio of Investments.

Response: The Funds will disclose the expiration date of any warrant held in the Portfolio going forward.

2.	In the Portfolio of Investments please disclose a dividend rate (if known) for preferred stocks held by the Funds as part of the title of issue.

Response: The Funds currently disclose a dividend rate following the security name when a rate is available. For the Funds reviewed, there were no preferred stock rates known.

3.

As required under Form N-1A Item 3 Instruction 3(f)(i) for the Fee Table, please include the Acquired Fund Fees and Expenses disclosures for Multi-Manager Directional Alternative Strategies Fund’s investments in other investment companies.

Response: For this Fund, the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds did not exceed 0.01 percent (one basis point) of average net assets of the Fund and as such, the Fund included any fees and expenses under the sub caption “Other Expenses” in lieu of this disclosure requirement. The Fund did explain through a footnote to the fee table that total annual expenses include acquired fund fees and expenses.

We hope that these responses adequately address staff comments. The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in a filing

Responses to SEC Review Comments

September 18, 2024

reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Fund further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (212) 850-1703.

Sincerely,

/s/ Joseph D’Alessandro

Joseph D’Alessandro

Assistant Secretary